As filed with the Securities and Exchange Commission on December 18, 2020

Registration No. 333-249534

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

FS Global Credit Opportunities Fund

(Exact Name of Registrant as Specified in Charter)

201 Rouse Boulevard

Philadelphia, PA 19112

(Address of Registrant’s Principal Executive Offices)

(215) 495-1150

(Registrant’s Telephone Number, Including Area Code)

Michael C. Forman

FS Global Credit Opportunities Fund

201 Rouse Boulevard

Philadelphia, PA 19112

(Name and Address of Agent for Service)

Copies of all communications to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

(215) 988-2700

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534) (the “N-14 Registration Statement”) consists of the following:

1.	Facing Sheet.

2.	Part C Information.

3.	Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Information Statement and Statement of Additional Information filed on December 2, 2020 (Accession Number 0001193125-20-308247).

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed for the purpose of filing additional exhibits under Item 16 and to file the final tax opinion of Faegre Drinker Biddle & Reath LLP, counsel to the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of the FS Global Credit Opportunities Fund—ADV, FS Global Credit Opportunities Fund—T, FS Global Credit Opportunities Fund—A, FS Global Credit Opportunities Fund—D and FS Global Credit Opportunities Fund—T2 (each a “Feeder Fund” and collectively, the “Feeder Funds”) (Registration Nos. 811-23138, 811-23139, 811-22798, 811-22797 and 811-23243, respectively) into the FS Global Credit Opportunities Fund.

PART C: OTHER INFORMATION

Item 15. INDEMNIFICATION

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. Except as otherwise provided in the FS Global Credit Opportunities Fund’s (the “Registrant”) declaration of trust, the Registrant will indemnify and hold harmless any current or former Trustee or officer of the Registrant against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Registrant, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Registrant, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the Investment Company Act of 1940, amended (“1940 Act”), the Registrant will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Registrant will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the declaration of trust.

The Registrant has entered into the Investment Advisory Agreement with FS Global Advisor. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, FS Global Advisor is not liable for any error or judgment or mistake of law or for any loss the Registrant suffers.

Pursuant to the Registrant’s declaration of trust, the Registrant will advance the expenses of defending any action for which indemnification is sought if the Registrant receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Registrant unless it is subsequently determined that the indemnitee is entitled to such indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. EXHIBITS

(1)(a)	Certificate of Trust of the Registrant (Incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 811-22802), filed with the SEC on February 8, 2013).

(1)(b)	Initial Declaration of Trust of the Registrant (Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 811-22802), filed with the SEC on February 8, 2013).

(1)(c)	Amended and Restated Declaration of Trust of the Registrant (Incorporated by reference to Exhibit (a)(3) to Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22802), filed with the SEC on June 13, 2013).

(1)(d)	Supplement to the Amended and Restated Declaration of Trust Establishing and Fixing the Rights and Preferences of the Term Preferred Shares, dated as of August 9, 2018 (Incorporated by reference to Exhibit (1)(d) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on October 19, 2020).

(1)(e)	Amendment No. 1 to Supplement to the Amended and Restated Declaration of Trust Establishing and Fixing the Rights and Preferences of the Term Preferred Shares, dated as of November 1, 2018 (Incorporated by reference to Exhibit (1)(e) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on October 19, 2020).

(1)(f)	Amendment No. 2 to Supplement to the Amended and Restated Declaration of Trust Establishing and Fixing the Rights and Preferences of the Term Preferred Shares, dated as of October 22, 2020 (Incorporated by reference to Exhibit (1)(f) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on November 24, 2020).

(2)	Bylaws of the Registrant (Incorporated by reference to Exhibit (b) to Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22802), filed with the SEC on November 7, 2013).

(3)	Not applicable.

(4)	Plan of Reorganization — filed as Appendix A to the Prospectus/Information Statement and is incorporated herein by reference.

(5)	Distribution Reinvestment Plan (Incorporated by reference to Exhibit (5) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on November 24, 2020).

(6)(a)	Investment Advisory Agreement, dated as of April 18, 2019, by and between the Registrant and FS Global Advisor, LLC (Incorporated by reference to Exhibit (6)(a) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on October 19, 2020).

(6)(b)	Expense Support and Conditional Reimbursement Agreement, dated as of August 20, 2013, by and between the Registrant and Franklin Square Holdings, L.P. (Incorporated by reference to Exhibit (6)(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on October 19, 2020).

(6)(c)	Amendment No. 1 to Expense Support and Conditional Reimbursement Agreement, dated as of August 9, 2018, by and between the Registrant and Franklin Square Holdings, L.P. (Incorporated by reference to Exhibit (6)(c) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on October 19, 2020).

(7)	Not applicable.

(8)	Not applicable.

(9)(a)	Master Custodian Agreement, dated as of October 30, 2013, by and among the Registrant, FS Global Credit Opportunities Fund—A, FS Global Credit Opportunities Fund—D and State Street Bank and Trust Registrant (Incorporated by reference to Exhibit (j)(1) to Pre-Effective Amendment No. 1 to FS Global Credit Opportunities Fund—T’s Registration Statement on Form N-2 (File No. 333-209622), filed with the SEC on April 4, 2016).

(9)(b)	Global Custody Agreement, dated as of November 26, 2013, by and between the Registrant and JPMorgan Chase Bank, N.A. (Incorporated by reference to Exhibit (j)(2) to Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22802), filed with the SEC on August 15, 2014).

(10)	Not applicable.

(11)	Opinion and consent of Faegre Drinker Biddle & Reath LLP, with respect to the legality of securities being represented (Incorporated by reference to Exhibit (11) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on October 19, 2020).

(12)	Opinion of Faegre Drinker Biddle & Reath LLP, with respect to tax matters.*

(13)(a)	Administration Agreement, dated as of July 15, 2015, by and between the Registrant and FS Global Advisor, LLC (Incorporated by reference to Exhibit (k) to Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22802), filed with the SEC on November 7, 2013).

(13)(b)	Credit and Security Agreement, dated as of December 16, 2020, by and among Blair Funding LLC, as borrower, Wells Fargo Bank, National Association, as collateral administrator, collateral agent, and securities intermediary, Barclays Bank PLC, as administrative agent and a lender, and the other lenders party thereto, is filed herewith.*

(13)(c)	Guarantee and Security Agreement, dated as of December 16, 2020, by and among Blair Funding LLC, FS Global Credit Opportunities Fund, as guarantor, and Wells Fargo Bank, National Association, as collateral agent, is filed herewith.*

(13)(d)	Amended and Restated Committed Facility Agreement, dated as of April 22, 2019, by and between Bucks Funding and BNP Paribas Prime Brokerage International, Ltd (Incorporated by reference to Exhibit (13)(d) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on October 19, 2020).

(13)(e)	U.S. PB Agreement, dated as of January 26, 2018, by and between Bucks Funding and BNP Paribas Prime Brokerage, Inc. (Incorporated by reference to Exhibit (13)(e) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on October 19, 2020).

(13)(f)	Special Custody and Pledge Agreement, dated as of January 26, 2018, by and among Bucks Funding, BNP Paribas Prime Brokerage, Inc. and State Street Bank and Trust Company (Incorporated by reference to Exhibit (13)(f) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on October 19, 2020).

(14)	Consent of Independent Registered Public Accounting Firm (Incorporated by reference to Exhibit (14) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on December 2, 2020).

(15)	Not applicable.

(16)	Power of Attorney of Walter W. Buckley, III, David L. Cohen, Barbara J. Fouss, Philip E. Hughes, Jr., Oliver C. Mitchell, Jr. and Robert N.C. Nix, III (Incorporated by reference to Exhibit (16) to the Registrant’s Registration Statement on Form N-14 (File No. 333-249534), filed with the SEC on October 19, 2020).

(17)(a)	Annual Report to Shareholders, dated December 31, 2019, of the FS Global Credit Opportunities Fund — ADV, FS Global Credit Opportunities Fund — T, FS Global Credit Opportunities Fund — A, FS Global Credit Opportunities Fund — D and FS Global Credit Opportunities Fund — T2 (Incorporated by reference to FS Global Credit Opportunities Fund — A’s Annual Report on Form N-CSR, filed with the SEC on March 6, 2020 (Registration No. 811-22798, EDGAR Accession No. 0001104659-20-030235)).

(17)(b)	Semi-Annual Report to Shareholders, dated June 30, 2020, of the FS Global Credit Opportunities Fund — ADV, FS Global Credit Opportunities Fund — T, FS Global Credit Opportunities Fund — A, FS Global Credit Opportunities Fund — D and FS Global Credit Opportunities Fund — T2 (Incorporated by reference to FS Global Credit Opportunities Fund — A’s Semi-Annual Report on Form N-CSRS, filed with the SEC on August 27, 2020 (Registration No. 811-22798, EDGAR Accession No. 0001387131-20-007976)).

*	Filed herewith.

Item 17. UNDERTAKINGS

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post- effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

EXHIBIT INDEX

(12)	Opinion of Faegre Drinker Biddle & Reath LLP, with respect to tax matters

(13)(b)	Credit and Security Agreement, dated as of December 16, 2020

(13)(c)	Guarantee and Security Agreement, dated as of December 16, 2020

SIGNATURES

As required by the Securities Act, this registration statement has been signed on behalf of the Registrant, in the City of Philadelphia, and Commonwealth of Pennsylvania, on the 18th day of December, 2020.

FS Global Credit Opportunities Fund
Registrant

By:	/s/ Michael C. Forman
Michael C. Forman
President

As required by the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael C. Forman	President	December 18, 2020
Michael C. Forman

/s/ Edward T. Gallivan, Jr.	Chief Financial Officer	December 18, 2020
Edward T. Gallivan, Jr.	(Principal financial officer)

*	Trustee	December 18, 2020
Walter W. Buckley, III

*	Trustee	December 18, 2020
David L. Cohen

*	Trustee	December 18, 2020
Barbara J. Fouss

*	Trustee	December 18, 2020
Philip E. Hughes, Jr.

*	Trustee	December 18, 2020
Oliver C. Mitchell, Jr.

*	Trustee	December 18, 2020
Robert N.C. Nix, III

*By:	/s/ Michael C. Forman	December 18, 2020
Michael C. Forman
Attorney-in-Fact